**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 12, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**ADOLOR CORPORATION**

**File No. 0-30039 - CF#27701**

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       **ADOLOR CORPORATION** submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 28, 2004 and amended on February 25, 2005.

       Based on representations by **ADOLOR CORPORATION** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.1            through June 21, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Jennifer Riegel
            Special Counsel